Exhibit 4.1

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock following the filing of our articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to our annual report on Form 10-K for the fiscal year ended December 31, 2021.

As of December 31, 2021, there were 19,753,852 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants Issued in Initial Public Offering

Form. The warrants will be issued under a warrant agency agreement between us and Vstock Transfer, LLC, as warrant agent. The material terms and provisions of the warrants offered hereby are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant agency agreement and accompanying form of warrant, which is filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2021. You should review a copy of the form of warrant agency agreement and accompanying form of warrant for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Exercise Price. Each warrant represents the right to purchase one share of common stock at an initial exercise price of $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The exercise price is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The warrant exercise price is also subject to further anti-dilution adjustments under certain circumstances.

Cashless Exercise. If, at any time during the term of the warrants, the issuance of shares of common stock upon exercise of the warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of common stock purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail for any reason to deliver to the holder the shares subject to an exercise by the date that is the earlier of (i) two (2) trading days and (ii) the number of trading days that is the standard settlement period on our primary trading market as in effect on the date of delivery of the exercise notice, we must pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of shares subject to such exercise (based on the daily volume weighted average price of our shares of common stock on the date of the applicable exercise notice), $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day after such date until such shares are delivered or the holder rescinds such exercise. In addition, if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder of the shares which the holder anticipated receiving upon such exercise, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the warrant and equivalent number of shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our exercise and delivery obligations.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exchange Listing. The warrants will be listed and traded on the Nasdaq Capital Market under the symbol “STRNW”.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until the holder exercises the warrant.

Governing Law and Jurisdiction. The warrant agency agreement and warrant provide that the validity, interpretation, and performance of the warrant agency agreement and the warrants will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the warrant agency agreement and warrant provide that any action, proceeding or claim against any party arising out of or relating to the warrant agency agreement or the warrants must be brought and enforced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Investors in this offering will be bound by these provisions. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Furthermore, notwithstanding the foregoing, these provisions of the warrant agency agreement and warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Representative’s Warrants

We also issued a warrant to purchase 149,639 shares of common stock to the representative of the underwriters in the offering. The representative’s warrant will be exercisable at a per share exercise price of $5.1875. The representative’s warrant is exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after its issuance.

Private Placement Warrants and Placement Agent’s Warrants

Warrants

On December 10, 2021, the Company issued warrants for the purchase of 5,464,903 shares of common stock, at an initial exercise price of $4.97 per share, the number of warrant shares and exercise price each being subject to adjustment provided under the warrants. The warrants are immediately exercisable on the date of issuance, and expire five years from the date of issuance.

The warrants also have certain downward pricing adjustment mechanisms. If at any time the warrants are outstanding, if the Company issues or sells common stock, or convertible securities or options issuable or exchangeable into common stock (a “Dilutive Issuance”), under which such common stock is sold for a consideration per share less than the exercise price then in effect, the exercise price of the warrant will be adjusted to the Dilutive Issuance price in accordance with the formulas provided in the warrant subject to a floor price. The floor price will be $4.80 per warrant share before stockholder approval of private placement is obtained and effective. On December 10, 2021, the holders of shares of common stock entitled to vote approximately 65.4% of our outstanding voting stock on December 10, 2021 approved the Company’s entry into the private placement. We filed preliminary and definitive information statements on Schedule 14C with the SEC on December 29, 2021 and January 11, 2022, and delivered copies of the definitive information statement to shareholders January 12, 2022. On January 31, 2022, the stockholders’ consent became effective pursuant to Rule 14c-2 under the Exchange Act. As a result, the exercise price of the private placement warrants may be reduced to as low as $1.00 per share if their downward-pricing adjustment mechanisms become applicable.  The warrants also have certain registration rights provided to the purchasers under the Registration Rights Agreement entered in connection with the private placement.

The warrants also have customary antidilution provisions with respect to stock splits and equity dividends by which the exercise price of the warrant shares and number of shares purchasable under the warrants will be changed proportionately; participation rights in certain asset distributions and rights offerings and certain changes of control and other major corporate changes; and will be provided comparable rights to alternative consideration if provided to shareholders with respect to certain transactions. If there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares by the purchaser, then the warrants may also be exercised, in whole or in part, by means of a “cashless exercise”. The warrants may not be exercised if, after giving effect to the exercise by the purchaser, the purchaser would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares. Upon not less than 61 days’ prior notice to the Company, a warrant holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares.

Placement Agent Warrants

As partial payment for its placement agent services, the designees of EF Hutton, division of Benchmark Investments, LLC, or the representative, were issued warrants, or the Placement Agent Warrants, for the purchase of 3% of the number of shares of common stock purchased by the purchasers. The Placement Agent Warrants become exercisable on June 8, 2022 and expire on December 8, 2026. The Placement Agent Warrants have an initial exercise price equal to the exercise price of the Warrants, or $4.97 per share, and otherwise have the same antidilution provisions as the private placement warrants, except that the exercise price of the Placement Agent Warrants will not change as a result of a Dilutive Issuance (as defined above). If at the time of an exercise of such Placement Agent Warrants there is no effective registration statement registering, or no current prospectus available for, the resale of the shares that may be purchased under the Placement Agent Warrants, then the Placement Agent Warrants may also be exercised, in whole or in part, by means of a “cashless exercise”. The Placement Agent Warrants have the same registration rights provided to the purchasers under the Registration Rights Agreement entered in connection with the private placement. The Placement Agent Warrants may not be exercised if, after giving effect to the exercise the holder would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares purchased pursuant to exercise of the Placement Agent Warrants. Upon not less than 61 days’ prior notice to the Company, the holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock pursuant to exercise of the Placement Agent Warrants.

Options

On November 12, 2021, we filed a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our Equity Incentive Plan. We then granted options to purchase a total of 1,331,000 shares of our common stock, including options to purchase up to 400,000 shares to our Executive Chairman, Treasurer, Secretary, and Director, Andrew Stranberg; 323,810 options to our Chief Executive Officer, President and Director, Andrew Shape; 76,190 options to our Executive Vice President, Randolph Birney; 81,000 options to our Vice President of Finance and Administration, Christopher Rollins; 53,000 options to our Vice President of Growth and Strategic Initiatives, John Audibert; 377,000 options to 53 other employees; and a total of 20,000 options to our independent directors. The options have an exercise price of $4.15 per share, and a term of ten years. The options are subject to vesting over a three (3) year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant, except that the options granted to Mr. Stranberg, Mr. Shape and Mr. Birney vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month; Mr. Rollins’ options vest over a two-year period with 33% of the options vesting immediately upon issuance and the balance of the options (67%) vesting monthly over the following two years at a rate of 1/24 per month; and our independent directors’ options vest in twelve (12) equal monthly installments over the first year following the date of grant, subject to continued service.

On November 19, 2021, we granted a new employee an option to purchase up to 60,000 shares of common stock at an exercise price of $4.36 per share, which vests one-third per year of employment for three years.

On December 2, 2021, we granted a consultant an option to purchase up to 65,000 shares of common stock at an exercise price of $3.90 per share, which vests in accordance with the satisfaction of certain performance-based criteria.

On December 6, 2021, we granted a new employee an option to purchase up to 62,500 shares of common stock at an exercise price of $4.72 per share, which vest one-eighth per quarter of employment, and an option to purchase up to 62,500 shares of common stock at an exercise price of $4.72 per share, which vests in accordance with the satisfaction of certain performance-based criteria.

On January 31, 2022, we granted 13 new employees options to purchase a total of 22,000 shares of common stock at an exercise price of $2.17 per share. The options vest over a three (3) year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant

On March 11, 2022, we granted a new employee an option to purchase 40,000 shares of common stock at an exercise price of $1.60 per share. 5,000 shares under the option are subject to certain restrictions on transfer until September 11, 2022, and 35,000 shares under the option vest in accordance with the satisfaction of certain performance-based criteria.

For further description of the terms of the option grants to Mr. Stranberg, Mr. Shape, Mr. Birney, the Consultant, and our independent directors, please see “Executive Compensation – Employment Agreements” and “Executive Compensation – Director

Compensation” of our annual report on Form 10-K for the fiscal year ended December 31, 2021.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

Our common stock and warrants are listed and traded under the symbols “STRN” and “STRNW,” respectively, on the Nasdaq Capital Market.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.